Immunome, Inc.

665 Stockton Drive, Suite 300

Exton, PA 19341

November 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika N. Sheppard

Re:	Immunome, Inc.

Registration Statement on Form S-3

File No. 333-275598

Acceleration Request

Requested Date:	November 27, 2023
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Immunome, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275598) (the “Registration Statement”) to become effective on November 27, 2023, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez at Cooley LLP at (858) 550-6157 or Dylan Kornbluth of Cooley LLP at (858) 550-6173. Thank you for your assistance with this matter.

Very truly yours,

Immunome, Inc.

By:	/s/ Sandra Stoneman
Sandra Stoneman
Chief Legal Officer

cc:	Thomas Coll, Cooley LLP

Carlos Ramirez, Cooley LLP

Dylan Kornbluth, Cooley LLP